

November 13, 2012

Via E-mail
Mr. Jason Swinford
Chief Executive Officer
Coil Tubing Technology, Inc.
19511 Wied Rd. Suite E
Spring, TX 77388

> **Re: Coil Tubing Technology, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 16, 2012**
> **File No. 333-184443**

Dear Mr. Swinford:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note your statement on page 4 that you are an emerging growth company. Please include a statement to that effect on the prospectus cover page.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities

Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   We note your statement that the selling shareholders "will sell at prevailing market prices or privately negotiated prices on the OTC Pink Sheets Market, or on the OTC Bulletin Board, where we hope to quote our shares subsequent to this filing." Please revise your filing to state a fixed price per share, or a range of fixed prices per share, that will apply until your shares are quoted on the OTC Bulletin Board.

Prospectus Summary, page 1

Plan of Operations, page 1

4.   We note your statement that "[w]e anticipate the need for approximately $11,000,000 in additional funding to support the planned expansion of our operations and acquisitions over the next twelve months …." We note that the figure is stated to be $10,000,000 on pages 12, 58 and 66 of your filing. Please revise or explain the apparent inconsistency.

5.   We note your statement here and on page 58 that "[w]e anticipate the need for approximately … $11,500,000 in additional funding to support our planned expansion and acquisitions over the next 24 months …." We note that the figure is stated to be $15,000,000 on page 66 of the filing. Please revise or explain the apparent inconsistency.

Description of Business Operations, page 46

Tools and Services, page 48

6.   Please enhance your disclosure by clarifying whether you currently offer each of the products that is listed and whether you have caused the products to be manufactured for you or have purchased them off the shelf. If any of these products is in the process of being developed or is not currently available for sale or rental, please so indicate.

Management's Discussion and Analysis, page 58

7.   Please provide a basis for your statement that "We have established a market share in competitive product markets of as much as 60%." Please also expand to disclose the "competitive products markets" to which you refer.

8.   We note your discussion on page 59 of plans to raise financing to acquire an Inspection and/or a Capillary Tool company, a Fishing Tool company and a Drilling tool rental company. Please expand to discuss any steps you have taken

to identify specific target companies, and whether you have in fact identified such companies.

Certain Relationships and Related Party Transactions, page 69

9.   Please disclose the reasons for awarding the bonuses to Messrs. Jerry and Jason Swinford. For example, if the bonuses were based on EBITDA for the prior calendar year, disclose the prior year's EBITDA. Provide similar disclosure in the risk factor entitled "Our Officers Receive Discretionary Bonuses…"

10.   Please disclose the services rendered by Messrs. Pohlmann and Callis that warranted the grant of options effective August 28, 2012.

Description of Capital Stock, page 74

11.   We note your statement on page 75 that "Holdings has 1,000,000 shares of Series A Preferred Stock designated and outstanding …, which shares are still outstanding and are held by Jerry Swinford, our Executive Vice President and Chairman." However, on page 51, you state that Holdings is your "wholly-owned subsidiary." Please clarify this apparent inconsistency.

12.   We note your statement on page 75 that your "Series A Preferred Stock was cancelled." However, later on the same page, you refer to Grifco's "option to purchase the Series A Preferred Stock of the Company for aggregate consideration of $100." Please clarify.

Financial Statements, page 82

Index to Consolidated Financial Statements, page F-1

13.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Note 1: Business Overview and Summary of Significant Accounting Policies, page F-17

Basis of Presentation, page F-17

14.   Please explain to us the basis for your consolidation of your wholly-owned subsidiary, Coil Tubing Technology Holdings, Inc. ("Holdings"), which owns and controls substantially all of your assets and operations. In this regard, we note that your executive vice president and chairman holds preferred stock of Holdings that gives him the right to vote 51% of the outstanding voting shares of Holdings on all shareholder matters, as discussed on page 14 and elsewhere in your filing. In your response, address the relevant accounting literature in FASB ASC 810-10, including ASC 810-10-25-2 through 25-14 and ASC 810-10-55-1. Please expand your disclosure, as necessary.

<u>Recent Sales of Unregistered Securities, page II-1</u>

15.   We note the following parenthetical in the final paragraph on page II-3: "(of which, in connection with the shares of common stock which he held as of the issuance date of such shares and the Convertible Promissory Notes which he held as of such issuance date." Please revise to make the meaning of this parenthetical clearer.

<u>Undertakings, page II-6</u>

16.   We note that the undertakings you have provided are not in exactly the form required by Item 512 of Regulation S-K. Please revise the undertakings to bring them into compliance.

<u>Exhibit Index, page II-9</u>

17.   We note that you are incorporating by reference multiple exhibits from your Form 10 filed January 23, 2012. For each exhibit that you have incorporated by reference from a previous filing, specify the corresponding exhibit number from the previous filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration

Mr. Jason Swinford
Coil Tubing Technology, Inc.
November 13, 2012

statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay at (202) 551-3812 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief